December 17, 2007


Gary Rawitz, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022


      RE:	Gabelli Global Utility & Income Trust
      333-147575; 811-21529

Dear Mr. Rawitz:

	We have reviewed the registration statement on Form N-2 for the
Gabelli Global Utility & Income Trust, filed with the Securities and
Exchange Commission on November 21, 2007. We have the following comments:


PROSPECTUS


Cover Page

1. The disclosure states that "under normal market conditions, the Fund invests at least 80% of its assets in equity securities of domestic and foreign companies involved in the "utilities industry" and other industries that are expected to periodically pay dividends." Please state whether or not the Fund`s 80% policy is fundamental. In addition, if the policy is not fundamental, please state that shareholders will be notified if the Fund changes its policy.

Prospectus Summary

2. Under the heading "Investment Objectives and Policies," the disclosure states that the Fund will invest in "equity securities
(including preferred securities) of domestic and foreign companies."
Please state generally the types of equity securities in which the Fund may invest.

3. Under the heading "Dividends and Distributions," the disclosure states that "for the fiscal year ended December 31, 2006, the Fund made distributions of $1.20 per common share, none of which constituted a return of capital." For the fiscal year ending December 31, 2007, is it also expected that none of the Fund`s distributions will constitute a return of capital?

4. Under the heading "Exchange Listing," the disclosure states that
"any series of Fixed Rate Preferred Shares issued by the Fund would also likely be listed on the Amex." Please state whether or not any series of Variable Rate Preferred Shares issued by the Fund would likely be listed on an exchange.

5. Under the heading "Management and Fees," the disclosure states "the Fund`s total return on the net asset value of the common shares will be monitored on a monthly basis to assess whether the total return on the net asset value of the common shares exceeds the stated dividend rate or corresponding swap rate of each particular series of preferred shares for the period." Please make clear how the "corresponding swap rate" will be determined.

6. Under the heading "Repurchase of Common Shares," the disclosure states that "the Fund`s Board has authorized the Fund to repurchase its common shares in the open market when the common shares are trading at a discount of 10% or more from net asset value."
Please
make it clear whether the Fund will repurchase its common shares in the open market when the common shares are trading at a discount of
10% or whether the Fund reserves the freedom of action to repurchase its common shares. In addition, please discuss how much of the outstanding common shares the Fund will repurchase (i.e., until the discount falls to x%).

Financial Highlights

7. The same footnote symbol ("****") is used for the total investment return for the period ended December 31, 2004 as well as the portfolio turnover rate for the year ended December 31, 2006 and the six months ended June 30, 2007. It appears that the footnote corresponds to the total return for the period ended December 31, 2004. Please use a different symbol for the portfolio turnover rate and include a corresponding footnote.

Investment Objectives and Policies

8. The disclosure states that "the Fund expects to generally be invested in securities of issuers located in at least three countries including the U.S. and possibly including developing countries. The
Fund currently anticipates that its investment strategy will cause it to invest approximately 30% of its assets in approximately 11 countries throughout the world." Please clarify whether or not "11 countries throughout the world" includes the U.S.




STATEMENT OF ADDITIONAL INFORMATION

Ownership of Shares in the Fund

9. Please move the information under this heading from the section titled "Portfolio Holdings Information" to the section titled
"Portfolio Manager Information."


GENERAL

10. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
11. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.
12. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant